Exhibit I

Management's Assertion Concerning Compliance
with USAP Minimum Servicing Standards

March 13, 2006

As of and for the year ended December 31, 2005, Chase Home Finance LLC (the "Company") has complied in all material respects with the minimum servicing standards (the "Standards") set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers ("USAP"). These standards are applicable only to the Company's prime and subprime mortgage portfolios.

As of and for this same period, the Company had in effect fidelity bond and errors and omissions policies in the amounts of $250,000,000 and $25,000,000 respectively.

/s/ Kim Greaves	/s/ Jim Miller
Kim Greaves	Jim Miller
Senior Vice President	Senior Vice President
Chase Home Finance LLC	Chase Home Finance LLC

/s/ Scott Powell
Scott Powell
CEO
Chase Home Finance LLC